Exhibit 12.1

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Earnings	2017	2016	2015	2014	2013
Income (loss) before provision for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities and discontinued operations	$89,394	$90,299	$112,025	$48,325	$(17,687)
Interest expense	74,184	83,957	85,549	93,297	82,465
Amortization expense - debt cost	3,699	4,075	4,190	4,006	3,427
Cash received from joint ventures	403	815	2,056	1,381	918
Total	$167,680	$179,146	$203,820	$147,009	$69,123

Fixed charges:
Interest expense	$74,184	$83,957	$85,549	$93,297	$82,465
Amortization expense - debt cost	3,699	4,075	4,190	4,006	3,427
Capitalized interest expense	1,174	4,933	6,062	3,424	2,327
Preferred share dividends	6,290	6,290	6,290	6,290	9,833
Total	$85,347	$99,255	$102,091	$107,017	$98,052

Ratio	1.96	1.80	2.00	1.37	N/A

N/A - Ratio is less than 1.0, deficit of $28,929 at December 31, 2013.